Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 15 DATED SEPTEMBER 16, 2025
TO THE PROSPECTUS DATED OCTOBER 21, 2024

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 21, 2024 as supplemented by supplement no. 9 dated April 17, 2025 and supplement no. 10 dated May 16, 2025, supplement no. 11 dated June 16, 2025, supplement no. 12 dated June 26, 2025, supplement no. 13 dated July 16, 2025 and supplement no. 14 dated August 15, 2025. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of October 1, 2025;
•the calculation of our August 31, 2025 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•information regarding our portfolio;
•information regarding our distributions;
•an update to our share repurchase program; and
•updated experts information.

October 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of October 1, 2025 (and repurchases as of September 30, 2025) is as follows:

Transaction Price (per share)
Class T	$11.3908
Class D	$11.3908
Class I	$11.3908

The transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2025. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2025 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The August 31, 2025 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of August 31, 2025 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of August 31, 2025 and July 31, 2025:

	As of
Components of NAV*	August 31, 2025	July 31, 2025
Investments in Multifamily Operating Properties	$1,809,218,926	$1,808,882,481
Investments in Multifamily Development Properties	49,481,431	46,303,612
Investments in Real Estate-Related Structured Investments	118,168,157	114,508,790
Investments in Land Held for Development	45,067,734	44,925,538
Operating Company and Other Net Current Assets	27,887,337	16,471,144
Cash and Cash Equivalents	83,496,696	98,634,246
Secured Real Estate Financing	(1,060,212,166)	(1,054,105,677)
Subordinated Unsecured Notes	(20,490,000)	(20,490,000)
Preferred Equity	(252,458,230)	(249,856,561)
Convertible Preferred Equity	(99,054,950)	(96,163,291)
Accrued Performance Participation Allocation	—	—
Net Asset Value	$701,104,935	$709,110,282
Fully-diluted Shares/Units Outstanding	61,550,112	61,781,435

* Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2025 and July 31, 2025:

	Class
	T	D	I	A	OP(1)	Total
As of August 31, 2025
Monthly NAV	$48,596,075	$5,301,102	$73,487,240	$212,313,099	$361,407,419	$701,104,935
Fully-diluted Outstanding Shares/Units	4,266,257	465,385	6,451,456	18,639,000	31,728,014	61,550,112
NAV per Fully-diluted Share/Unit	$11.3908	$11.3908	$11.3908	$11.3908	$11.3908
As of July 31, 2025
Monthly NAV	$49,125,104	$5,327,671	$73,847,501	$215,847,444	$364,962,562	$709,110,282
Fully-diluted Outstanding Shares/Units	4,280,039	464,175	6,433,985	18,805,770	31,797,466	61,781,435
NAV per Fully-diluted Share/Unit	$11.4777	$11.4777	$11.4777	$11.4777	$11.4777

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the August 31, 2025, valuations of our real property assets.

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.78%	5.43%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating asset values:

Sensitivities	Change	Operating Asset Values
Discount Rate	0.25% decrease	2.4%
	0.25% increase	(2.3)%
Exit Capitalization Rate	0.25% decrease	3.5%
	0.25% increase	(3.0)%

* Presented as adjusted for our economic ownership percentage in each asset.

Real Estate Investments

As of our August 31, 2025 NAV, we had a portfolio of $2.1 billion in total assets, with 78.5% of our equity value in operating properties, 2.8% in development, 14.1% in real estate-related structured investments and 4.6% in land held for development.

Declaration of Distributions

On September 16, 2025, our board of directors declared a distribution for the month of September of $0.05805556, or $0.70 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on September 30, 2025, to be paid in October 2025.

Share Repurchase Program

Our board of directors has amended our share repurchase program to provide that for purposes of the Early Repurchase Deduction, with respect to holders of our common stock who acquired their shares in exchange for CROP Units, the Acquisition Date is the date the holder acquired the corresponding CROP Unit that was exchanged.

Experts

The statements included in this supplement under “August 31, 2025 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.
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